FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

27 February 2014

The Royal Bank of Scotland Group plc

The Royal Bank of Scotland Group plc ("RBS") today announces that Philip Scott, Non-executive Director, will step down from the Board of RBS by 31 October 2014.

Baroness Noakes will succeed Philip Scott as Chairman of the Board Risk Committee with effect from 1 April 2014. Additionally, Penny Hughes will become Chairman of the Group Sustainability Committee and Sir Sandy Crombie will become Chairman of the Group Performance and Remuneration Committee following the 2014 Annual General Meeting. Sir Sandy will continue in his role as Senior Independent Director.

Philip Hampton, RBS Chairman, said today:

"I would like to thank Philip for the significant contribution he has made to the Board and the committees he has served on since his appointment to the Board in November 2009. I would especially like to thank Philip for his strong leadership of the Board Risk Committee during a particularly challenging period for RBS. Philip will leave with our thanks and good wishes for the future.

"I would also like to thank both Penny and Sandy for their outstanding commitment and dedication whilst chairing the Group Performance and Remuneration Committee and Group Sustainability Committee respectively."

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

Group Media Centre                            +44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary